March 15, 2011

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Mr. Pradip Bhaumik
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Toyota Motor Corporation
Form 20-F For Fiscal Year Ended March 31, 2010 Filed June 25, 2010
File No. 01-14948

Dear Mr. Shenk:

We refer to your letter dated January 21, 2011 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2010, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010.

Set forth below is our response to comment 1 of that letter.  Our responses to comments 2 and 3 of that letter have been provided under separate cover.  To assist you in the reviewing process, we have reproduced the comments in bold type.

Form 20-F for the Fiscal Year Ended March 31. 2010

Item 5. Operating Financial Review and Prospects
5.A Operating Results, page 51

1.
Refer to your responses to our prior comments 1, 8 and 9.  We note you believe that the four recalls in fiscal 2010 aggregating ¥89.0 billion and the warranty extension and service campaign related to Tacoma pickup trucks in North America of ¥130.0 billion in fiscal 2009 were not material to the respective years based on the relation of these costs to total costs and expenses of the respective years. As a result, you do not believe that separate disclosure (or aggregate quantification) of these matters was warranted in the Form 20-F for 2010.

However, for fiscal 2009, the costs of the Tacoma pickup truck matter are 28.2% of operating loss, 23.2% of loss before income taxes and equity in earnings of affiliated companies, and 24.7% and 26.1% of net loss and net loss attributable to Toyota Motor Corporation, respectively, after tax based on the reported effective tax rate. For fiscal 2010, the aggregate costs of the four recalls in 2010 are 60.3% of operating income, 30.5% of income before income taxes and equity in earnings of affiliated companies, and 22.6% and 26.4% of net income and net income attributable to Toyota Motor Corporation, respectively, after tax based on the reported effective tax rate.  Additionally, the increase of ¥32.4 billion in 2010 in total costs for recalls and other safety measures, exclusive of the effect of the change in estimate for future recalls and other safety measures and the costs of the four recalls in fiscal 2010, and exclusive of the Tacoma pickup matter in fiscal 2009, is 22.0% of operating income, 11.1% of income before income taxes and equity in earnings of affiliated companies, and 8.2% and 9.6% of net income and net income attributable to Toyota Motor Corporation, respectively, after tax based on the reported effective tax rate.

Therefore, we believe these matters were material to your results of operations. Based on guidance in Item 303(A)(3)(i) of Regulation S-K, Instruction 4 to Item 303(A), and section 501.04 of the Codification of Financial Reporting Releases, we believe that each of these material issues should have been prominently disclosed and quantified.  Specifically Item 303(A)(3)(i) of Regulation S-K requires disclosure of any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, the extent to which income was so affected.

Based on the foregoing, please amend your Form 20-F for fiscal year ended March 31, 2010 to disclose within Item 5.A Operating Results the amount of: (1) the aggregate of the four recalls in fiscal 2010 of ¥89.0 billion, (2) the increase in fiscal 2010 in the charges for general recalls and other safety measures of ¥32.4 billion, accompanied by sufficient explanation for the increase, and (3) the warranty extension and service campaign related to Tacoma pickup trucks in North America in fiscal 2009 of ¥130.0 billion. We also believe that you should include in your amended filing the expanded disclosure in regard to the four recalls in fiscal 2010 indicated in your response to comment 1 of your letter to us dated October 15, 2010, with similar robust disclosure in regard to the warranty extension and service campaign related to Tacoma pickup trucks in North America.  Given an expected high level of interest to investors in these matters, we also believe you should present in your amended filing a roll forward schedule of the amounts recorded for each of the aggregate of the four recalls in fiscal 2010 and warranty extension and service campaign related to Tacoma pickup trucks in North America for clarity to investors’ understanding of these matters. If any of the four recalls in fiscal 2010 are considered to be individually material, please provide separate disclosure of each sufficient for a full understanding by investors.

The Company’s Response

In response to the Staff’s comment, we have prepared our intended amended disclosure of the “Operating and Financial Review and Prospects — Operating Results — Results of Operations—Fiscal 2010 Compared with Fiscal 2009 — Operating Costs and Expenses” section as shown in Appendix A. The proposed additions are marked by underscore in Appendix A to enable investors and the Staff to review our intended amended disclosure in its entirety.

*           *           *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Satoshi Ozawa
Name:	Satoshi Ozawa
Title:	Executive Vice President,
Member of the Board

cc:	Theresa Messinese (Division of Corporation Finance)
Doug Jones (Division of Corporation Finance)
Masahisa Ikeda (Shearman & Sterling LLP)
Katsunori Sasayama (PricewaterhouseCoopers Aarata)

Appendix A

Operating Costs and Expenses
	Yen in millions
	Year ended March 31,		2010 v. 2009 Change
	2009	2010	Amount	Percentage
Operating costs and expenses
Cost of products sold	¥17,468,416	¥15,971,496	¥(1,496,920)	(8.6)%
Cost of financing operations	987,384	712,301	(275,083)	(27.9)
Selling, general and administrative	2,534,781	2,119,660	(415,121)	(16.4)
Total	¥20,990,581	¥18,803,457	¥(2,187,124)	(10.4)%

Yen in millions
2010 v. 2009 Change
Changes in operating costs and expenses:
Effect of decrease in vehicle unit sales and changes in sales mix	¥(110,000)
Effect of fluctuation in foreign currency translation rates	(963,300)
Effect of increase in parts sales	11,200
Effect of decrease in research and development expenses	(178,700)
Effect of cost reduction efforts, decrease in fixed costs and other efforts	(946,324)
Total	¥(2,187,124)

Operating costs and expenses decreased by ¥2,187.1 billion, or 10.4%, to ¥18,803.4 billion during fiscal 2010 compared with the prior fiscal year. This decrease resulted primarily from the ¥963.3 billion impact of fluctuations in foreign currency translation rates, the ¥946.3 billion of cost reduction efforts, decrease in fixed costs and other efforts, the ¥178.7 billion decrease in research and development expenses, and the approximate ¥110.0 billion impact on costs of products attributable to the decrease in vehicle unit sales and the changes in sales mix, partially offset by the ¥11.2 billion impact on increase in parts sales.

The ¥946.3 billion in cost reduction efforts, decrease in fixed costs and other efforts includes a net cost increase related to recalls and other safety measures of ¥97.0 billion from fiscal 2009 to fiscal 2010. This net increase in costs related to recalls and other safety measures is primarily the result of a ¥105.7 billion increase in costs resulting from a change in the estimation model used to record Toyota’s liability for recalls and other safety measures in fiscal 2010, an ¥89.0 billion increase resulting from the total estimated costs of the four recalls and other safety measures in fiscal 2010 as described below, and a ¥32.3 billion increase in costs related to other recalls and safety measures in fiscal 2010, offset by a decrease of approximately ¥130 billion related to customer satisfaction measures with respect to certain Tacoma pick-up trucks in North America recorded in fiscal 2009 also described below. Out of the ¥32.3 billion increase in costs related to other recalls and safety measures from fiscal 2009 to fiscal 2010, approximately ¥21.0 billion is mainly attributable to an accrual of additional costs in fiscal 2010 related to the Tacoma pick-up trucks customer satisfaction measures reflecting an update to the repair ratio, based on fiscal year 2010 repair experience, and the remaining is the result of an increased number of small-scale recalls and other safety measures.

The following is a description of the four recalls and other safety measures referenced above.

In fiscal 2010, Toyota experienced a significant increase in the number of vehicles subject to recalls and other safety measures.  There were over 14 million vehicles worldwide subject to recalls and other safety measures in fiscal 2010, the majority of which occurred in the third and fourth quarters of fiscal 2010 relating to the following four recalls and other safety measures.

In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models.  The vehicle models involved were the Camry, Avalon, Prius, Tacoma, Tundra, ES 350, IS 250/350, Highlander, Corolla, Venza and Matrix.  As of the end of December 2010, approximately 64% of the approximately 6 million vehicles included in the campaign were remedied to address the potential for issues.  In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals.  The vehicle models involved were the Tundra, Sequoia, Avalon, Camry, Corolla, Matrix, RAV4 and Highlander.  As of the end of December 2010, approximately 87% of the approximately 2.5 million vehicles subject to this recall were remedied to address sticking and slow-to-return accelerator pedals.  Also in January 2010, Toyota announced a recall in Europe and China for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals.  The vehicle models involved in Europe were the Yaris, Verso, Corolla, Auris, Aygo, RAV4, iQ and Avensis.  In China, the recall was limited to the RAV4.  As of the end of December 2010, approximately 88% of the approximately 1.7 million vehicles subject to this recall in Europe, and approximately 99% of the approximately 75 thousand vehicles subject to this recall in China, were remedied to address sticking and slow-to-return accelerator pedals.  In February 2010, we announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in the Prius, HS 250h, Prius PHV and SAI.  As of the end of December 2010, approximately 94% of the approximately 430 thousand units subject to this recall received program updates.  As of the end of December 2010, a total of approximately 10.7 million remedies were announced on vehicles subject to the above four recalls and other safety measures. Total estimated costs associated with the above four recalls and other safety measures amounted to ¥89.0 billion for fiscal 2010.  Of this amount, actual payments incurred for fiscal 2010 amounted to ¥32.4 billion yen.  Specific types of costs involved include costs for parts, labor and costs related to loaner vehicles.

The net changes in the accrual for the four recalls and other safety measures described above consist of the following:

Yen in billions
Year ended March 31, 2010
Balance at beginning of year	¥—
Accrual	89.0
Amounts paid	(32.4)
Balance at end of year	¥56.6

The following is a description of the customer satisfaction measures related to certain Tacoma pick-up trucks in North America referred to above.

In fiscal 2009, Toyota accrued the cost of the customer satisfaction measures related to Tacoma pick-up trucks in North America in order to address the possibility of rust developing on the frame of a portion of older model Tacoma pick-up trucks manufactured in North America during 1995-2004, by rendering repair services for a portion of the vehicles and providing warranty extensions of up to 15 years to owners of approximately 820 thousand units, a portion of which may include vehicle buyback. Accordingly, the cost of approximately ¥130 billion was recorded in operating costs and expenses in fiscal 2009. The repair ratio for these customer satisfaction measures to date has been relatively low due primarily to the low rate of incidence of rust on the frames of these vehicles which may occur when exposed to severe environmental conditions including accumulation of road salts. This low repair ratio was assumed in the calculation of the accrual.

The net changes in the accrual for the customer satisfaction measures related to Tacoma pick-up trucks in North America described above consist of the following:

	Yen in billions
	Year ended March 31, 2009	Year ended March 31, 2010
Balance at beginning of year	¥—	¥57.5
Accrual	130.0	21.0
Amounts paid	(72.5)	(28.4)
Balance at end of year	¥57.5	¥50.1